NEWS RELEASE

Pan American Silver Early Warning News Release Regarding Shares of
Anacortes Mining Corp.
Vancouver, B.C. – May 17, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) (“Pan American”) and its wholly-owned subsidiary, Pan American Silver (Barbados) Corp. (“PASB”), have sold an aggregate of 4,200,000 common shares of Anacortes Mining Corp. (TSXV: XYZ) (“Anacortes”) on May 17, 2023, pursuant to a private agreement (the “Sale”). Pursuant to the Sale, Pan American received C$0.41 per common share of Anacortes, for aggregate gross proceeds of C$1,722,000. Pan American now owns, directly and indirectly, less than 10% of the issued and outstanding common shares of Anacortes.

Prior to the Sale, Pan American held directly or indirectly, or exercised control or direction over, 4,700,458 common shares of Anacortes, representing approximately 11.04% of the total issued and outstanding common shares of Anacortes. Following the completion of the Sale, Pan American owns, directly or indirectly, or exercises control or direction over 500,458 common shares of Anacortes, representing approximately 1.18% of the total issued and outstanding Anacortes common shares.

Pan American completed the Sale as a result of investment considerations. Pan American may from time to time and at any time, acquire or dispose of securities of Anacortes in the open market or otherwise, depending on market conditions, the business and prospects of Anacortes and other relevant factors.

The head office of Anacortes is as follows: 1090 - 510 Burrard Street, Vancouver, BC V6C 3B9. This news release is issued under the early warning provisions of applicable Canadian securities legislation. A copy of the early warning report filed by Pan American with applicable securities commissions in connection with this disposition will be available for viewing under Anacortes’ profile on SEDAR at www.sedar.com.

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NEWS RELEASE

About Pan American Silver
Pan American is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information about Pan American, please contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

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NEWS RELEASE

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